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                                                                       Exhibit A

October 27, 1999

i-STAT Corporation
104 Windsor Center Drive
East Windsor, NJ 08520
Attn:  President and Chief Executive Officer

     Re: Realignment of Hewlett-Packard Company

     Hewlett-Packard Company ("HP") wishes to notify you that it plans for a strategic realignment of its businesses to create two independent companies (the "Realignment"). The Realignment will be accomplished by transferring HP's measurement businesses into a new company, Agilent Technologies, Inc. ("Agilent"), which is currently 100% owned by HP and is intended to be subsequently owned 80-85% by HP and 15-20% by other investors and eventually by stockholders of HP and other investors. Agilent will be comprised of HP's Test and Measurement Organization, Medical Products Group, Semiconductor Products Group, and Chemical Analysis Group, which had combined revenues of approximately $8 billion in 1998. Agilent will continue to design, manufacture and sell components, equipment, systems and services for use in a variety of applications.

     This letter serves to notify you of, and to solicit your written consent to, the transfer of all of i-STAT Corporation's ("i-STAT") shares of Series B Preferred Stock owned by HP and the assignment by HP of its rights and obligations under (i) the Series B Preferred Stock Purchase Agreement, dated June 23, 1995, between i-STAT and HP (the "Stock Purchase Agreement"), (ii) the License Agreement, dated July 28, 1995, between i-STAT and HP, (iii) the Distribution Agreement, dated as of July 28, 1995, between i-STAT and HP, (iv) the Registration Rights Agreement, dated as of July 28, 1995, between i-STAT and HP, and (v) all other written and unexpired agreements between i-STAT and HP (together with (i)-(iv), the "Agreements"), to Agilent (the "Assignment"). HP, on behalf of Agilent, confirms Agilent's intention to be bound after the Realignment by the rights and obligations under the Agreements as presently in effect and request that i-STAT do the same.

     i-STAT hereby agrees to amend its Stockholder Protection Agreement, dated as of June 26, 1995, between i-STAT and First Fidelity Bank, National Association ("Stockholder Plan"), to substitute Agilent for HP. In consideration for i-STAT's consent to the assignment of the Agreements as provided herein, HP hereby waives its rights pursuant to Section 6.8 of the Stock Purchase Agreement so as to permit i-STAT to substitute Agilent for HP under the Stockholder Plan.

     Please indicate your consent to the Assignment to be effective as of the effective date of the Realignment and your agreement that such Assignment shall not constitute a basis for termination or in any way affect the terms of the Agreement by signing this letter in the space indicated below.
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Please fax the signed consent to Nan H. Kim at (650) 857-2732 no later than
October 28, 1999 and return your original signed consent in the enclosed envelope at your earliest convenience. Your signature below will also constitute a waiver of any rights you may have under the Agreements arising from the Assignment and any notice period that may be required by the Agreements.

     Please call Nan H. Kim at (650) 857-5702 if you have any questions concerning this letter or the Realignment. Thank you for your cooperation in this matter.


                                Very truly yours,

                                Hewlett-Packard Company

                                By:_____________________

                                Name:___________________

                                Title:____________________

Enclosure


UNDERSTOOD AND AGREED:

i-STAT Corporation

By: _______________________

Title: _____________________

Date: _____________________

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